Securities and Exchange Commission
Washington, D.C. 20549

Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Tortoise Energy & Infrastructure Interval Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5901 College Boulevard, Suite 400,

Overland Park, KS 66211

Telephone Number (including area code):

(913) 981-1020

Name and Address of agent for service of process:

Jeffrey Kruske

5901 College Boulevard, Suite 400,

Overland Park, KS 66211

With copies of Notices and Communications to:

Morrison Warren, Esq.

Walter Draney, Esq.

Jim Audette, Esq.

320 S Canal Street

Chicago, IL 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Overland Park in the State of Kansas on the 30th day of December 2025.

TORTOISE ENERGY & INFRASTRUCTURE INTERVAL FUND
(Name of Registrant)

By:	/s/ Thomas Florence
	Name:	Thomas Florence
	Title:	Trustee

Attest:	/s/ Jeffrey Kruske
Name:	Jeffrey Kruske
Title:	Chief Legal Officer, Tortoise Capital Advisors L.L.C.